UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

Registration File No. 000-30194
Commission File No. 82-1918

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

December 18, 2007

UNGAVA MINES INC.
(Formerly Byron Americor Inc.)

40 University Ave, Suite 720 Toronto, ON M5J 1T1	1155 Rene Levesque Blvd. W. Montreal, P.Q. H3B 3S6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ X ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-1918

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNGAVA MINES INC.
(Registrant)

Date: December 18, 2007

By: /s/ Alan Rootenberg_____

Alan Rootenberg

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated December 14, 2007
99.2	Amended Statement of Claim of Canadian Royalties Inc. dated December 6, 2007
99.3	Arbitrator’s Decision dated December 13, 2007

Exhibit 99.1

UNGAVA MINES INC.

    December 14, 2007

For Immediate Release

PRESS RELEASE

Arbitration Update

TORONTO, Ontario December 14, 2007 – Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) wishes to advise that the scheduled December 10, 2007 session before the Arbitrator did not deal with the Motion to Dismiss filed by its subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), which was referred to in the Corporation’s press release dated December 4, 2007. Instead, it dealt with the admissibility of an Amended Statement of Claim presented by Canadian Royalties Inc. (“CRI”).

After argument, it was decided that the Amended Statement of Claim would be admitted, subject to UMEI’s right to submit a Motion for Particulars.

The Motion for Particulars will be heard by the Arbitrator on December 18-19, 2007. UMEI’s pending Motion to Dismiss may be amended after December 19, 2007. UMEI’s Motion to Dismiss is now scheduled to be heard January 8-9, 2008.

CRI’s Amended Statement of Claim and the Arbitrator’s Judgment on its admissibility will be annexed to the Form 6-K to be filed by the Corporation in connection with this Press Release.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, which may cause the Company’s results to differ materially from expectations, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

CONTACT INFORMATION

For further information, please contact:

Dr. Allan Miller

President and CEO

Ungava Mines Inc.

Telephone No. (613) 231-5656